Profit and Loss

Casa de Chocolates
January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Channel Sales	0
Shopify Sales	217,302.02
Total for Channel Sales	**$217,302.02**
Sales from Square and Cash	645,240.21
Wholesale	8,520.00
Total for Income	**$871,062.23**
Cost of Goods Sold	
Costco Cash Reward	-864.73
Cost of Goods Sold	136,797.65
Merchant Selling Fees	0
Shopify Subscription Fees	10,980.93
Total for Merchant Selling Fees	**$10,980.93**
Packaging	57,414.46
Shipping	4,756.09
Total for Cost of Goods Sold	**$209,084.40**
Gross Profit	**$661,977.83**
Expenses	
Accounting	5,725.00
Advertising & Marketing	7,140.67
Amortization Expense	37.00
Ask My Accountant	
Bank Charges & Fees	97.45
Benefits	7,114.36
Charitable Donations	13,100.00
Contractors	16,599.00
Depreciation Expense	7,880.00
Dues and Subscriptions	248.88
Fuel	529.35
Insurance	14,194.75
Interest Paid	5,682.29
Job Supplies	1,130.75
Legal & Professional Services	676.70
Meals & Entertainment	1,921.92
Office Supplies	5,265.69
Parking & Tolls	746.25
Payroll Expenses	0
Company Contributions	0
Health Insurance	-396.56
Total for Company Contributions	**-$396.56**

Profit and Loss

Casa de Chocolates
January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Health Insurance	-594.84
Health Insurance Coverage	1,335.79
Taxes	34,746.67
Wages	424,426.67
Total for Payroll Expenses	**$459,517.73**
Phone and Internet	2,743.77
Printing	1,451.66
Reimbursements	
Rent & Lease	80,194.10
Repairs & Maintenance	5,018.53
Software Expense	2,385.87
Square Fees	615.20
Storage	9,502.00
Taxes & Licenses	3,759.07
Travel	1,000.64
Uniforms	4,599.46
Utilities	27,844.97
Total for Expenses	**$686,723.06**
Net Operating Income	**-$24,745.23**
Other Income	
Other Expenses	
Net Other Income	**0**
Net Income	**-$24,745.23**

Balance Sheet

Casa de Chocolates
As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
OPERATING ACCOUNT - FREMONT	111,056.08
Register	200.00
Wells Fargo	
WF Checking 6333	
WF Merchant Checking 6077 - CLOSED	
Total for Bank Accounts	**$111,256.08**
Accounts Receivable	
Other Current Assets	
Employee Advance	4,400.00
Inventory Asset	25,474.03
Total for Other Current Assets	**$29,874.03**
Total for Current Assets	**$141,130.11**
Fixed Assets	
Accumulated Amortization	-499.00
Accumulated Depreciation	-182,094.48
Equipment	177,647.48
Intangible Assets	550.00
Park Blvd Build Out Costs	12,818.78
Total for Fixed Assets	**$8,422.78**
Other Assets	
Security Deposits	7,876.00
Total for Other Assets	**$7,876.00**
Total for Assets	**$157,428.89**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Capital One CC 9095 - CLOSED	
CHASE CREDIT CARD (5150) - 3	
Costco CC (2349) - 2	17,073.43
Due to Chuche	18.73

Balance Sheet

Casa de Chocolates
As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Total for Credit Cards	**$17,092.16**
Other Current Liabilities	
Direct Deposit Payable	
Merchant Loan - Shopify	
Payroll Liabilities	0
Cal Savers Contribution	
CA PIT / SDI	-389.88
CA SUI / ETT	-267.29
Federal Taxes (941/943/944)	-307.04
Federal Unemployment (940)	-76.35
Retirement Savings Deduction Plan	425.40
Total for Payroll Liabilities	**-$615.16**
Starting Balance difference 1 1 23	
Total for Other Current Liabilities	**-$615.16**
Total for Current Liabilities	**$16,477.00**
Long-term Liabilities	
Loan - Isabel Hernandez	10,000.00
PCV Loan	86,565.96
Total for Long-term Liabilities	**$96,565.96**
Total for Liabilities	**$113,042.96**
Equity	
Retained Earnings	144,393.65
Net Income	-24,745.23
Opening Balance Equity	83,328.05
Owner's Investment	-16,000.00
Owner's Pay & Personal Expenses	-$106,496.48
Jesus's Owners Draws	-13,516.00
Linda's Owners Draws	-22,578.06
Total for Owner's Pay & Personal Expenses	**-$142,590.54**
Total for Equity	**$44,385.93**
Total for Liabilities and Equity	**$157,428.89**

Casa de Chocolates

Statement of Cash Flows
January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-24,745.23
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Employee Advance	-4,400.00
Inventory Asset	2,056.97
Accumulated Amortization	37.00
Accumulated Depreciation	7,880.00
Costco CC (2349) - 2	11,781.84
Due to Chuche	18.73
Direct Deposit Payable	0.00
Merchant Loan - Shopify	0.00
Payroll Liabilities:CA PIT / SDI	-4.58
Payroll Liabilities:CA SUI / ETT	-433.60
Payroll Liabilities:Cal Savers Contribution	0.00
Payroll Liabilities:Federal Taxes (941/943/944)	-77.80
Payroll Liabilities:Federal Unemployment (940)	-614.84
Payroll Liabilities:Retirement Savings Deduction Plan	425.40
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**16,669.12**
Net cash provided by operating activities	**$ -8,076.11**
INVESTING ACTIVITIES	
Park Blvd Build Out Costs	-12,818.78
Security Deposits	-4,816.00
Net cash provided by investing activities	**$ -17,634.78**
FINANCING ACTIVITIES	
Loan - Isabel Hernandez	-6,000.00
PCV Loan	86,565.96
Retained Earnings	100.00
Net cash provided by financing activities	**$80,665.96**
NET CASH INCREASE FOR PERIOD	**$54,955.07**
Cash at beginning of period	56,301.01
CASH AT END OF PERIOD	**$111,256.08**